UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 7)

Soufun Holdings Limited
(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share
(Title of Class of Securities)

836034108**
(CUSIP Number)
James C. Lin Davis Polk & Wardwell Hong Kong Club Building 3A Chater Road Hong Kong +852 2533 3368
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, five American Depositary Shares representing one Class A Ordinary Share. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108	13D	Page 2 of 25 Pages

1.	NAME OF REPORTING PERSON Hunt 7-A Guernsey L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,389
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,389
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,389
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 3 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII-A L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,000,389
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,000,389
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,389
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(2)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 4 of 25 Pages

1.	NAME OF REPORTING PERSON Hunt 7-B Guernsey L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (3)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(3)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 5 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII-1 L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (4)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(4)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 6 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII-B L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (5)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(5)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 7 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI-1 L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,533,059
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,533,059
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,533,059
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (6)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(6)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 8 of 25 Pages

1.	NAME OF REPORTING PERSON Hunt 7-A GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,533,448
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,533,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,533,448
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (7)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(7)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 9 of 25 Pages

1.	NAME OF REPORTING PERSON Hunt 6-A Guernsey L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,429,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,429,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,429,476
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (8)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(8)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 10 of 25 Pages

1.	NAME OF REPORTING PERSON Hunt 6-A GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,429,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,429,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,429,476
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (9)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(9)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 11 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,429,476
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,429,476
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,429,476
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7% (10)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(10)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 12 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI GP L.P. Inc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,962,535
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,962,535
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,962,535
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (11)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(11)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 13 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VI GP Co. Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,962,535
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,962,535
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,962,535
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.8% (12)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(12)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 14 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII GP L.P. Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,533,448
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,533,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,533,448
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (13)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(13)       Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 15 of 25 Pages

1.	NAME OF REPORTING PERSON Apax Europe VII GP Co. Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,533,448
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,533,448
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,533,448
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% (14)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

(14)        Based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

CUSIP No. 836034108	13D	Page 16 of 25 Pages

This Amendment No. 7 (this “Amendment No. 7”) amends that certain Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2010 (the “Original 13D”), as amended and supplemented by Amendment No. 1 to the Original 13D filed with the SEC on September 19, 2012 ( “Amendment No. 1”), Amendment No. 2 to the Original 13D filed with the SEC on November 29, 2012 (“Amendment No. 2”), Amendment No. 3 to the Original 13D filed with the SEC on December 6, 2013 (“Amendment No. 3”), Amendment No. 4 to the Original 13D filed with the SEC on January 9, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original 13D filed with the SEC on June 6, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original 13D filed with the SEC on June 13, 2014 (“Amendment No. 6”, and together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Schedule 13D”) relating to the Class A Ordinary Shares, HK$1.00 par value per share of SouFun Holdings Limited (the “Issuer”), a Cayman Islands exempted company with limited liability.  The Issuer’s American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, five American Depositary Shares representing one Class A Ordinary Share, are listed on the New York Stock Exchange under the symbol “SFUN.”

This Amendment No. 7 is being filed to report the entry into a plan intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Capitalized terms used therein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background

The first sentence of the second paragraph of Item 2 is hereby amended and restated as follows:

Each of Apax 7-A, Apax 7-B and Apax 6-A is a Guernsey limited partnership and as of the date hereof, owns 4,000,389, 7,533,059  and 4,429,476  Class A Ordinary Shares, respectively.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

On September 30, 2014, Hunt 7-A Guernsey L.P. Inc., Hunt 7-B Guernsey L.P. Inc. and Hunt 6-A Guernsey L.P. Inc. (the “Plan Participants”) entered into a Rule 10b5-1 plan (the “Rule 10b5-1 Plan”) with Credit Suisse Securities (USA) LLC  (“Credit Suisse”) pursuant to which Credit Suisse was appointed by the Plan Participants to sell on behalf of the Plan Participants, American Depositary Shares (“ADSs”) of the Issuer, evidenced by American Depositary Receipts, with five ADSs representing one Class A Ordinary Share of the Issuer.  All transactions are to be made in accordance with the terms and conditions of the Rule 10b5-1 Plan, and the Plan Participants will not take any action that would result in any sales of ADSs by Credit Suisse under the Rule 10b5-1 Plan to fail to be in accordance with Rule 10b5-1 of the Exchange Act.

Item 5.  Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated as follows:

(a) and (b)

The information set forth in the cover pages of this Amendment No. 7 is incorporated herein by reference.

CUSIP No. 836034108	13D	Page 17 of 25 Pages

All ownership percentages set forth in this Item 5 are based on 57,627,378 Class A Ordinary Shares outstanding as of June 30, 2014, as disclosed on Form 6-K filed by the Issuer on August 8, 2014.

Apax 7-A may be deemed to beneficially own 4,000,389 Class A Ordinary Shares, which amount constitutes 6.9% of the outstanding Class A Ordinary Shares.  Apax Europe VII-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Apax 7-B may be deemed to beneficially own 7,533,059 Class A Ordinary Shares, which amount constitutes 13.1% of the outstanding Class A Ordinary Shares.  Each of Apax Europe VII-1, L.P., Apax Europe VII-B, L.P. and Apax Europe VI-1, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Hunt 7-A GP Limited, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,533,488 Class A Ordinary Shares with Apax 7-A and Apax 7-B, which amount constitutes 20.0% of the outstanding Class A Ordinary Shares.

Apax 6-A may be deemed to beneficially own 4,429,476 Class A Ordinary Shares, which amount constitutes 7.7% of the outstanding Class A Ordinary Shares.  Each of Hunt 6-A GP Limited and Apax Europe VI-A, L.P., as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of such Class A Ordinary Shares.

Each of the Apax Europe VII Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,533,448 Class A Ordinary Shares with the Apax Europe VII Funds, which amount constitutes 20.0% of the outstanding Class A Ordinary Shares.

Each of the Apax Europe VI Funds GPs, as a result of the relationships described in Item 2, may be deemed to have or share beneficial ownership of 11,962,535 Class A Ordinary Shares with the Apax Europe VI Funds, which amount constitutes 20.8% of the outstanding Class A Ordinary Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Apax 7-A, Apax 7-B or Apax 6-A that it is the beneficial owner of any of the Class A Ordinary Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Other than as disclosed below, there have been no transactions in the Issuer’s shares by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following at the end thereof:

See Item 4 of this Amendment No. 7 for a description of the Rule 10b5-1 Plan, which is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibit:

Exhibit 9:	Rule 10b5-1 Plan by and among Hunt 7-A Guernsey L.P. Inc., Hunt 7-8Guernsey L.P.Inc., Hunt 6-A Guernsey L.P. Inc. and Credit Suisse Securities(USA) LLC. dated September 30, 2014*

* Certain information in this exhibit has been omitted and filed separately withthe Securities and Exchange Commission, and confidential treatment has beenrequested with respect to such omitted portions.

CUSIP No. 836034108	13D	Page 18 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2014

HUNT 7-A GUERNSEY L.P. INC

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

HUNT 7-B GUERNSEY L.P. INC

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

HUNT 7-A GP LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

HUNT 6-A GUERNSEY L.P. INC

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

CUSIP No. 836034108	13D	Page 19 of 25 Pages

HUNT 6-A GP LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-A, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

BY APAX EUROPE VI GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VI GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VI-1, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-A, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

CUSIP No. 836034108	13D	Page 20 of 25 Pages

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-B, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

BY APAX EUROPE VII GP CO. LIMITED ACTING ON BEHALF OF APAX EUROPE VII GP L.P. INC., ITS GENERAL PARTNER ACTING ON BEHALF OF

APAX EUROPE VII-1, L.P.

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director of General Partner

APAX EUROPE VI GP L.P. INC.

By: Apax Europe VI GP Co. Limited, its general partner

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

APAX EUROPE VI GP CO. LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

APAX EUROPE VII GP L.P. INC.

By: Apax Europe VII GP Co. Limited, its general partner

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew W Guille
	Name:	Andrew W Guille
	Title:	Director

CUSIP No. 836034108	13D	Page 21 of 25 Pages

Exhibit 9

Rule 10b5-1 Selling Plan

September 30, 2014

Craig Wiele
Managing Director, Equity Capital Markets
Credit Suisse Securities (USA) LLC
11 Madison Avenue, 3rd Floor

New York, NY 10010

Ladies and Gentlemen:

This plan (the “Plan”) will confirm the agreement between Hunt 7-A Guernsey L.P. Inc., Hunt 7-8 Guernsey L.P. Inc. and Hunt 6-A Guernsey L.P. Inc. (collectively, the “Client”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) pursuant to which Credit Suisse has been appointed by the Client to sell American depositary shares (“ADSs”) of SouFun Holdings Limited (the “Issuer”), with five ADSs representing one Class A ordinary share of the Issuer (“Ordinary Shares”). This Plan is being established by the Client and is intended to qualify for the affirmative defense provided by Rule 10b5-1 (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

1.           This Plan shall become effective on the date hereof and shall end on the earliest to occur of the following dates: (i) the date on which either the aggregate number of the ADSs sold by Credit Suisse in accordance with this Plan equals the Maximum Number of ADSs specified in Exhibit A hereto; (ii) the commencement of any voluntary or involuntary case or other proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or similar law or seeking the appointment of a trustee, receiver or other similar official, or the taking of any corporate action by the Client to authorize or commence any of the foregoing; (iii) the end of the business day (unless another time is specified in writing) following the date of receipt by the non-terminating party of notice of early termination substantially in the form of Exhibit B hereto; and (iv) April 1, 2015. The Client will provide Credit Suisse with immediate notice should an event under subsection (ii) of this paragraph occur.

2.           Credit Suisse shall sell ADSs on each day on which the New York Stock Exchange is open for trading and the ADSs trade regular way on such exchange commencing on the date specified and as per instructions set forth in Exhibit A. Credit Suisse will execute all transactions in accordance with this Plan in compliance with ordinary principles of best execution and notify the Client of all such transactions pursuant to customary trade confirmations, which shall be provided by email within 24 hours of each transaction.

3.           The Client hereby covenants and agrees that it will not take any action that would result in any sales of ADSs by Credit Suisse hereunder to fail to be in accordance with Rule 10b5-1.

4.           The Client understands and agrees that it is an affiliate or control person for purposes of Rule 144 under the Securities Act of 1933, as amended (“Securities Act”), then all sales of ADSs under the Plan will be made in accordance with the applicable provisions of Rule 144. Client understands that it will file a Form 144, which shall state the following: “The proposed sale is made pursuant to a plan intended to comply with Rule 10b5-1(c), previously entered into on May 29, 2014, at which time Hunt 7-A Guernsey L.P. Inc., Hunt 7-8 Guernsey L.P. Inc. and Hunt 6-A Guernsey L.P. Inc. were not aware of material nonpublic information.” Credit Suisse will conduct sales pursuant to Rule 144, including applying Rule 144 volume limitations as if the sales under the Plan were the only sales subject to the volume limitations. Client agrees not to take any action or to cause any other person or entity to take any action that would require it to aggregate sales of ADSs subject to the Plan with any other sales of ADSs as may be required by Rule 144; and not to take any action that would cause the sales of ADSs under the Plan not to comply with Rule 144.

CUSIP No. 836034108	13D	Page 22 of 25 Pages

5.           (a)           The Client reserves the right to terminate this Plan or the appointment of Credit Suisse hereunder at any time by giving one business day’s (defined as a day on which the primary stock exchange or quotation system on which the ADSs are listed or quoted is open) advance written notice to Credit Suisse in accordance with Exhibit B.

(b)         The Client acknowledges and agrees that notwithstanding anything in paragraph 5(a) herein to the contrary, any suspension, termination or amendment of this Plan by the Client must comply with the requirements for the amendment of a “plan” as defined in Rule 10b5-1(c).

6.           It is the intent of the parties that this Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) and this Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c).

7.           As of the date of this Plan, the Client is not aware of any material nonpublic information regarding the Issuer or the ADSs and is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Credit Suisse from acting upon the instructions set forth in this Plan. The Client shall immediately notify Credit Suisse if it becomes aware of a legal, regulatory or contractual restriction or undertaking that would prevent Credit Suisse from making sales pursuant to this Plan.

8.           The Client is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or any other United States federal securities laws.

9.           The Client will not, while this Plan remains in effect, alter or deviate from the terms of this Plan, and it has not entered into, and will not enter into or alter, any corresponding or hedging transaction or position with respect to the ADSs (including with respect to any securities convertible into or exchangeable for the ADSs).

10.         The Client is not entering into this Plan (i) to manipulate the price of, the ADSs (or any security convertible into or exchangeable or exercisable for ADSs) or (ii) for any other purpose in violation of applicable federal or state law.

11.         Until the termination of this Plan, the Client agrees not to discuss with Credit Suisse’s Monetization Services Group, which is responsible for sales under this Plan, or any other Credit Suisse trading personnel, the Issuer’s business, operations or prospects or any other information likely to affect the value of the ADSs. Notwithstanding the above, the Client may communicate with Credit Suisse personnel who are not trading personnel and who are not responsible for, and have no ability to influence, the execution of this Plan, provided that no such communication may relate to this Plan or to the activities of Credit Suisse hereunder.

Subject to the terms set forth in this Plan, Credit Suisse shall have full discretion with respect to the execution of all sales, and the Client acknowledges and agrees that it does not have, and shall not attempt to exercise, any influence over how, when or whether to effect such sales of ADSs pursuant to this Plan.

12.         This Plan (i) has been duly authorized by the Client; (ii) is a valid and binding agreement of the Client, enforceable in accordance with its terms; and (iii) is not, to the Client’s knowledge, prohibited or restricted by any legal, regulatory or contractual restriction or undertaking binding on the Client or any of its subsidiaries or any of its or their property or assets.

13.         The Client has consulted its own advisors as to legal, tax, business, financial and other relevant aspects of, and has not relied upon Credit Suisse in connection with, the Client’s adoption of this Plan, and the Client acknowledges that Credit Suisse is not acting as a fiduciary or an advisor for the Client. Except as specifically contemplated herein, the Client shall be solely responsible for compliance with all statutes, rules and regulations applicable to the Client and the transactions contemplated hereby, including, without limitation, reporting and filing requirements.

CUSIP No. 836034108	13D	Page 23 of 25 Pages

14.         The Client understands that, while the Credit Suisse Monetization Services Group is executing transactions on behalf of the Client pursuant to this Plan, other desks at Credit Suisse that are not participating in such transactions and are unaware of Client sales may continue to make a market in the ADSs or other securities of the Issuer or otherwise trade the ADSs or such other securities for Credit Suisse’s own account or to facilitate customer transactions. Nothing herein shall preclude the purchase or sale by Credit Suisse of ADSs or other securities of the Issuer for its own account or its solicitation or execution of orders for the account of any client. Credit Suisse hereby represents and warrants that it has implemented reasonable policies and procedures, taking into consideration the nature of Credit Suisse’s business, to ensure that individuals making investment decisions will not violate the laws prohibiting trading on the basis of material, nonpublic information.

15.         This Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to such State’s conflict of laws rules to the extent such rules may result in the application of the law of any other state or jurisdiction.

16.         The Client and Credit Suisse acknowledge and agree that this Agreement is a “securities contract”, as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

17.         This Plan (including Exhibit A) constitutes the entire agreement between Credit Suisse and the Client with respect to the subject matter hereof, and supersedes any previous or contemporaneous agreements, understandings, proposals or promises with respect thereto, whether written or oral and may be modified or amended only by a writing signed by such parties.

18.         This Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Please indicate your understanding of and agreement to the foregoing by executing and returning a counterpart hereof.

Sincerely,

Hunt 7-A Guernsey L.P. Inc. By: Hunt 7-A Guernsey L.P. Inc., its General partner

By:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

Hunt 7-B Guernsey L.P. Inc. By: Hunt 7-A GP Ltd., its General Partner

By:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

Hunt 6-A Guernsey L.P. Inc. By: Hunt 6-A GP Ltd., its General Partner

By:	/s/ A W Guille
	Name:	A W Guille
	Title:	Director

ACCEPTED AND AGREED TO AS OF THE ABOVE DATE:

Credit Suisse Securities (USA) LLC

By:	/s/ Craig Wiele
	Name:	Craig Wiele
	Title:	Managing Director

CUSIP No. 836034108	13D	Page 24 of 25 Pages

Exhibit A

Share Trading Formula

Credit Suisse will execute all transactions specified below pursuant to the Plan between Credit Suisse and the Client and consistent with the ordinary principles of best execution. The number of ADSs and other share amounts and prices, if applicable, set forth herein shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the ADSs or the Ordinary Shares or any change in capitalization with respect to the Client that occurs during the term of this Plan.

On or after September 30, 2014, Credit Suisse is instructed to sell up to a maximum of 10 million (the “Maximum Number”) ADSs, subject to a minimum price of [*****] per ADS.

Each sale of ADSs shall be made on a pro rata basis, consistent with the below allocation, and ADSs shall be sold on a first-in, first-out basis, settled by depositing Ordinary Shares held by the Client entities for ADSs.

Allocation:

Hunt 7-A Guernsey L.P. Inc 2,506,050 ADSs
Hunt 7-B Guernsey L.P. Inc 4,719,097 ADSs
Hunt 6-A Guernsey L.P. Inc 2,774,853 ADSs

CUSIP No. 836034108	13D	Page 25 of 25 Pages

Exhibit B

Request for Early Termination of Resale Plan

To:      Credit Suisse Securities (USA) LLC:

As of the date hereof, Hunt 7-A Guernsey L.P. Inc., Hunt 7-B Guernsey L.P. Inc. and Hunt 6-A Guernsey L.P. Inc. (collectively, the “Client”) hereby requests termination of the Rule 10b5-1 Resale Plan dated as of September 30, 2014. The Client represents that such request is made in good faith and complies with the requirements of Rule 10b5-1(c) and is not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1 or other applicable securities laws.

IN WITNESS WHEREOF, the undersigned has signed this Request for Early Termination as of the date specified below.

Hunt 7-A Guernsey L.P. Inc. By: Hunt 7-A GP Ltd., its General Partner

By:
Name:
Title:

Hunt 7-B Guernsey L.P. Inc. By: Hunt 7-A GP Ltd., its General Partner

By:
Name:
Title:

Hunt 6-A Guernsey L.P. Inc. By: Hunt 6-A GP Ltd., its General Partner

By:
Name:
Title: